Exhibit 99.1

Scorpio Tankers Files 2009 Annual Report

MONACO--(Marketwire - June 30, 2010) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") filed its 2009 Annual Report on Form 20-F with the United States Securities and Exchange Commission ("SEC") on June 29, 2010. The report is available for download on the SEC's website, www.sec.gov, and on the Company's website, www.scorpiotankers.com. Any shareholder may receive a hard copy of the Company's complete Annual Report, which includes the Company's complete 2009 audited financial statements, free of charge upon request.

Contact
Regular Mail:
Scorpio Tankers Inc.
150 E 58th Street
New York, NY 10155

Phone:
+1-212-542-1616

Email:
info@scorpiotankers.com